FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Summary Judgment Granted for Seroquel Patent Litigation in the US”, dated 2 July 2008.

2.	Press release entitled, “AstraZeneca releases final terms in relation to EUR 500 million eurobond”, dated 9 July 2008.

3.
Press release entitled, “AstraZeneca and Bristol-Myers Squibb Submit New Drug Application in the United States and Marketing Authorisation Application in Europe for ONGLYZA™ (Saxagliptin) for the Treatment of Type 2 Diabetes”, dated 23 July 2008.

4.	Press release entitled, “AstraZeneca second quarter and half year results 2008”, dated 30 July 2008.

5.	Press release entitled, “AstraZeneca PLC Second Quarter and First Half Results 2008” (front half), dated 31 July 2008.

6.
Press release entitled, “AstraZeneca PLC Second Quarter and First Half Results 2008 Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report” (back half), dated 31 July 2008.

7.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 31 July 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 August 2008	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

SUMMARY JUDGMENT GRANTED FOR SEROQUEL PATENT LITIGATION IN THE US

AstraZeneca today announced that the US District Court for the District of New Jersey has granted the company's Motion for Summary Judgment of No Inequitable Conduct.  AstraZeneca had sued Teva Pharmaceutical Industries Ltd. and Sandoz, Inc. alleging infringement of AstraZeneca's patent as a result of Teva's and Sandoz's filings of Abbreviated New Drug Applications (ANDAs). The ANDAs sought approval to market generic versions of SEROQUEL (quetiapine fumarate) tablets in the US before SEROQUEL's patent expires in 2011.  Since the Court granted AstraZeneca's motion for Summary Judgment of No Inequitable Conduct in its entirety, trial is unnecessary.

"We are pleased with the Court’s decision to uphold our valid intellectual property. SEROQUEL remains an important part of our company's portfolio benefiting patients and physicians throughout the world," said David Brennan, CEO of AstraZeneca.

AstraZeneca's Motion for Summary Judgment of No Inequitable Conduct sought judgment on all of the remaining liability issues in the case. Teva and Sandoz had already conceded infringement and the validity of AstraZeneca's patent. Thus, only the inequitable conduct contentions remained to be resolved.  The Court had previously set a date for trial beginning on 11 August 2008.

2 July 2008

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $29.55 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

For more information about AstraZeneca please visit: www.astrazeneca.com

For further information:

Media Enquiries:

Neil McCrae, +44 207 304 5045 (24 hours)
Steve Brown, +44 207 304 5033 (24 hours)
Chris Sampson, +44 207 304 5130 (24 hours

Investor Enquiries:

Jonathan Hunt, +44 207 304 5087
Ed Seage, +1 302 886 4065
Karl Hard, +44 207 304 5322
Jorgen Winroth, +1 212 579 0506
Mina Blair, +44 20 7304 5084
Peter Vozzo, (MedImmune) +1 301 398 4358

Item 2

Not for release, publication or distribution directly or indirectly in or into the United States, Canada, Australia or Japan

AstraZeneca releases final terms in relation to EUR 500 million eurobond

Following the pricing of the EUR 500 million eurobond transaction on 30 June 2008, AstraZeneca PLC, rated A1 (stable) by Moody's and AA- (stable) by Standard & Poor's, releases the final terms of the transaction.

To view the final terms, please click on the attached link.

[●]

9 July 2008

Media Enquiries:
Steve Brown	+44 207 304 5033 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 207 304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364
Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.  For more Information visit www.astrazeneca.com

About the announcement
This announcement is for information only and does not constitute an offer or invitation to subscribe for or purchase any securities.

The securities have not been, nor will they be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation

S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act.  There will be no public offering of the securities in the United States in connection with this transaction.

- Ends -

Item 3

AstraZeneca and Bristol-Myers Squibb Submit New Drug Application in the United States and Marketing Authorisation Application in Europe for ONGLYZA™ (Saxagliptin) for the Treatment of Type 2 Diabetes

AstraZeneca and Bristol-Myers Squibb Company today announced the submission of a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) on June 30th and validation of a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMEA) for ONGLYZA™ (saxagliptin). Saxagliptin, a dipeptidyl peptidase-4 (DPP-4) enzyme inhibitor, is an investigational drug under joint development by AstraZeneca and Bristol-Myers Squibb for the treatment of type 2 diabetes.  The companies have proposed the name ONGLYZA which, if approved by the FDA and the EMEA, will serve as the trade name for saxagliptin.

The NDA and MAA submissions for saxagliptin are based on data from a comprehensive clinical trial program conducted in addition to standard therapies, as well as in treatment naïve patients as a monotherapy.  The clinical trial program included studies that evaluated the drug at up to 80 times therapeutic clinical doses. The six core Phase III trials assessing the safety and efficacy of saxagliptin involved more than 4,000 patients, including 3,000 who were treated with saxagliptin.

About ONGLYZA™ (saxagliptin)
ONGLYZA™ (saxagliptin), a DPP-4 inhibitor, is an investigational drug under joint development by AstraZeneca and Bristol-Myers Squibb for the treatment of type 2 diabetes. Saxagliptin is being studied in clinical trials as a once-daily therapy to determine its efficacy and safety.  Saxagliptin was specifically designed to be a selective, reversible inhibitor of the DPP-4 enzyme, with dual routes of clearance.  Phase III data for saxagliptin have previously been presented in combination with metformin, the most commonly prescribed oral anti-diabetic, as well as when used as monotherapy in treatment-naïve individuals.  Additional Phase III data for saxagliptin, including when added to a sulfonylurea, a thiazolidinedione and as initial combination therapy with metformin, are planned for disclosure later this year.

About DPP-4 Inhibitors
DPP-4 inhibitors are a class of compounds that work by affecting the action of natural hormones in the body called incretins. Incretins decrease elevated blood sugar levels (glucose) by increasing the body’s utilisation of sugar, mainly through increasing insulin production in the pancreas, and by reducing the liver’s production of glucose.

About Type 2 Diabetes
Diabetes (diabetes mellitus) is a chronic disease in which the body does not produce or properly use insulin. Insulin is a hormone that is needed to convert sugar, starches (carbohydrates) and other nutrients into energy needed for daily life. The cause of diabetes continues to be investigated, and both genetic and environmental factors such as obesity and lack of exercise appear to play a role.  Diabetes is associated with long-term complications that affect almost every part of the body. The disease may lead to blindness, heart and blood vessel disease, stroke, kidney failure, amputations, and nerve damage.

AstraZeneca and Bristol-Myers Squibb Collaboration
AstraZeneca and Bristol-Myers Squibb entered into a collaboration in January 2007 to enable the companies to research, develop and commercialise two investigational drugs for type 2 diabetes – saxagliptin and dapagliflozin. The AstraZeneca/Bristol-

Myers Squibb Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index. For more information visit www.astrazeneca.com

ONGLYZA™ (saxagliptin) is a trademark of the Bristol-Myers Squibb Company

23 July 2008

AstraZeneca contacts:

Media Enquiries:
Steve Brown	+44 207 304 5033 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Jim Minnick	+1 302 886 5135

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 207 304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364
Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

Bristol-Myers Squibb contacts:

Media enquiries
David M. Rosen: +1 609-252-5675
david.rosen@bms.com

Investors
John Elicker: +1 212-546-3775
john.elicker@bms.com

– Ends –

Item 4

AstraZeneca second quarter and half year results 2008

Tomorrow, Thursday, 31 July 2008 AstraZeneca will be releasing its second quarter and half year results for 2008 at 11:00bst.

An analysts presentation of the second quarter and half year results will take place at 13:00bst and will be accessible by a choice of two routes:

1) Audio webcast (available at www.astrazeneca.com).  You will be able to email questions to the presenters during the Q&A session.

2) Teleconference with Q&A.  Dial in numbers are in the UK: 0800 559 3272, Sweden: 0200 887 737, International: +44 (0)20 7138 0814 and for the US: 1 866 239 0753.  Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website (www.astrazeneca.com/node/investor.aspx) 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com.

Item 5

AstraZeneca PLC

Second Quarter and First Half Results 2008

-	Solid performance with sustained progress on the key priorities.

-First half sales increased by 3 percent at constant exchange rates (CER).  Core EPS increased by 3 percent at CER to $2.53.

-Second quarter sales increased by 2 percent at CER. Core EPS down 4 percent at CER to $1.25 on higher net interest expense.

-Second quarter sales in Emerging Markets increased by 20 percent at CER and exceeded $1 billion for the first time in a quarter.

-Core EPS target for the full year increased by $0.15 to reflect good operational and financial performance and further currency benefits realised in the year to date*. Revised target range for Core EPS is $4.60 to $4.90.

-	Continued progress on strengthening and balancing the pipeline.

-Two new Phase III progressions increase late stage development pipeline to twelve projects now in Phase III/registration.

-Second major regulatory filing in 2008 accomplished. ONGLYZATM (saxagliptin) submitted for regulatory approval in US and European Union for the treatment of type 2 diabetes.

-	Summary Judgement ruling in US upholds valid intellectual property for Seroquel.

-	The Board has recommended a first interim dividend of $0.55.

   Financial Summary

Group	2nd Quarter 2008 $m	2nd Quarter 2007 $m	Actual %	CER %	Half Year 2008 $m	Half Year 2007 $m	Actual %	CER %
Sales	7,956	7,273	+9	+2	15,633	14,239	+10	+3
Reported
Operating Profit	2,473	1,973	+25	+12	4,730	4,143	+14	+3
Profit before Tax	2,279	1,991	+14	+1	4,422	4,258	+4	-7
Earnings per Share	$1.11	$0.95	+17	+4	$2.14**	$1.97	+9	-3
Core***
Operating Profit	2,737	2,409	+14	+3	5,502	4,683	+17	+7
Profit before Tax	2,543	2,427	+5	-6	5,194	4,798	+8	-2
Earnings per Share	$1.25	$1.17	+7	-4	$2.53	$2.24	+13	+3

*	For the second half of 2008 guidance is based on original assumptions for currency: fourth quarter 2007 average rates.
**	Included in Reported EPS for Half Year 2008 is a $0.12 charge taken in Q1 08 for impairment of intangible assets related to Ethyol.
***
Core financial measures are supplemental non-IFRS measures which management believe useful to understanding the Company’s performance; it is upon these measures that financial guidance for 2008 is based.  See pages 8 and 9 for a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “During the first half of 2008 AstraZeneca has made good progress on three fronts: performance, pipeline and patents. The business is on track to achieve our increased financial target for the year and we continue to strengthen the pipeline.  In addition, we have mitigated the biggest near-term financial risks with the Nexium patent settlement and the successful Summary Judgement Motion for Seroquel.”

London, 31 July 2008

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Sales in the second quarter increased by 2 percent at CER, or 9 percent on an as reported basis.  Sales in the US were down 4 percent as a result of the decline in Toprol-XL sales due to generic competition.  Excluding Toprol-XL, sales growth in the US was 4 percent.  Sales in the Rest of World were up 7 percent.  Sales in Established Markets were up 2 percent, which included double-digit sales growth in Japan. Sales in Emerging Markets increased by 20 percent.

Core operating profit in the second quarter was up 3 percent to $2,737 million, as improvement in Core gross margin and efficiencies in R&D were partially offset by the impact of higher SG&A costs in the quarter and lower other income compared to second quarter last year.  Reported operating profit increased by 12 percent to $2,473 million as a result of lower restructuring and synergy costs compared to the second quarter 2007.

Core earnings per share in the second quarter were $1.25 compared with $1.17 in the second quarter 2007, 4 percent lower at CER, as the increase in Core operating profit and the benefit of a lower number of shares outstanding was more than offset by higher net interest expense.  Reported earnings per share in the second quarter were $1.11, an increase of 4 percent.

First Half

Sales in the first half increased by 3 percent at CER, or 10 percent on an as reported basis.  Sales in the US were unchanged, as the inclusion of MedImmune sales offset the decline in Toprol-XL sales in the US.  Sales in the Rest of World were up 5 percent.  Sales in Established Markets were up 2 percent, with sales in Western Europe unchanged.  Sales in Emerging Markets were up 16 percent.

Core operating profit increased 7 percent to $5,502 million as a result of improvements in gross margin and R&D efficiencies partially offset by lower other operating income and slightly higher SG&A costs.  Reported operating profit was $4,730 million, up 3 percent, as the benefit arising from lower restructuring and synergy costs in the current period was partially offset by a full half-year of MedImmune amortisation expense and the Ethyol impairment charge in the first quarter 2008.

Core earnings per share in the first half were $2.53, an increase of 3 percent.  Reported earnings per share in the first half were $2.14, a decrease of 3 percent.

Research and Development Update

On 23 July 2008, AstraZeneca and Bristol-Myers Squibb announced that the regulatory submissions have been made in the US and the European Union for ONGLYZATM (saxagliptin), a new compound for the treatment of type 2 diabetes.  The EU submission was 15 months earlier than originally planned.

The ONGLYZATM filing is the second of three submissions for new chemical entities that were planned for this year.  The third filing, for the investigational cancer treatment Zactima, is now expected to occur in the first half of next year, as a result of a slow down in event rates in the clinical trials that support the registration.

Since the beginning of 2008 the late stage pipeline has expanded by a further two projects, bringing the total number of projects in Phase III/registration to twelve:

•
Based on a successful Phase IIb proof of concept programme, the decision has been taken to progress the oral direct thrombin inhibitor AZD0837 into Phase III development for the prevention of stroke in patients with atrial fibrillation.

•
A Phase III trial for the heat shock protein 90 (Hsp90) inhibitor MEDI-561/IPI-504 for the orphan indication of treatment of patients with refractory gastrointestinal stromal tumours (GIST) is planned to commence in the third quarter. This compound is being jointly developed by AstraZeneca and Infinity Pharmaceuticals, Inc.

The AstraZeneca pipeline now includes 143 projects, including 100 projects in the clinical phase of development.  Since the last update on 31 January 2008, 20 projects have progressed to their next phase (including 7 molecules entering first human testing); 15 compounds have been added from Discovery Research; 3 compounds have been withdrawn.

AstraZeneca PLC
Continued progress has been made in advancing important life cycle management programmes across the portfolio:

•	The US submission for Seroquel XR for use in generalised anxiety disorder was made during the second quarter. The EU filing is on track for submission in the fourth quarter 2008.
•	Supplemental NDAs (sNDA) were submitted in the US for Symbicort use in COPD and for paediatric asthma in April and June 2008, respectively.
•
In May 2008, an sNDA was submitted to the US FDA for Nexium I.V. for injection, seeking approval for use in patients with peptic ulcer bleeding following therapeutic endoscopy.  This was followed by a Marketing Authorisation Application (MAA) submission in the European Union in June, with Sweden as Reference Member State.

•
In May 2008, an MAA was submitted to the European Medicines Agency seeking approval for Iressa as a treatment for locally advanced or metastatic non-small cell lung cancer (NSCLC) in patients who have been pre-treated with platinum-containing chemotherapy.

•
The Phase III Iressa Pan-Asian Study (IPASS) exceeded its primary objective and demonstrated superior progression-free survival for Iressa compared to intravenous carboplatin/paclitaxel chemotherapy.  In addition, Iressa demonstrated a more favourable tolerability profile.  IPASS was an open-label, randomised parallel-group study which enrolled 1,217 clinically selected Asian patients with advanced NSCLC who had not received prior chemotherapy, whose tumours had adenocarcinoma histology and who had either never smoked, or were long-term ex-smokers.  The study data are still being analysed and more detailed study results will be presented at a forthcoming medical congress.

An updated R&D pipeline table has been issued in conjunction with the publication of this press release.  A copy of this table is available on the Company’s website, www.astrazeneca.com, under information for investors.

Enhancing Productivity

In the second quarter a further $131 million in restructuring and synergy costs associated with the Company wide programme to reshape the cost base were charged to the accounts.  This brings the cumulative charges since the inception of the programme to $1,214 million.

The Company remains on track to deliver two-thirds of the total programme benefits of $1.4 billion per annum by the end of this year, with the full savings to be realised by 2010.

Future Prospects

The Company has increased its target range for Core earnings per share for the full year by $0.15. Approximately half of the increase reflects the operational and financial performance of the business in the first half and the outlook for the remainder of the year; the balance reflects additional currency benefits realised in the second quarter relative to the currency assumptions upon which the targets were based (i.e. fourth quarter 2007 average exchange rates).

For the remainder of 2008, guidance is based on original assumptions for currency, being fourth quarter 2007 average exchange rates.  The new target range is between $4.60 to $4.90 per share.

This revised target takes no account of the likelihood that average exchange rates for the remainder of 2008 may differ from the fourth quarter 2007 average rates upon which our guidance is based. The Company’s estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the full year 2007 results announcement, and remains available on the AstraZeneca website.

It is not anticipated that the nature of the principal risks and uncertainties that affect the business, and which are set out on pages 193 - 199 of the Annual Report and Form 20-F Information 2007, will change in respect of the second six months of the financial year.

AstraZeneca PLC
Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Second Quarter		CER %	Half Year		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Nexium	1,323	1,312	-4	2,561	2,620	-7
Losec/Prilosec	290	298	-13	542	577	-15
Total	1,634	1,630	-6	3,144	3,237	-8

•
In the US, Nexium sales in the second quarter were $754 million, a 12 percent decline compared with last year.  Volumes were up 11 percent, chiefly on growth in lower priced non-retail channels. Dispensed retail tablet volume grew by 0.4 percent.  The back-loaded phasing of lower price realisation over the course of last year will continue to give rise to significant negative price variances this year until the fourth quarter.

•	Nexium sales in the US in the first half were down 13 percent to $1,490 million.
•	Nexium sales in other markets in the second quarter were up 11 percent to $569 million. Sales growth of 36 percent in Emerging Markets was the key performance driver.
•	Nexium sales in other markets were up 6 percent in the first half to $1,071 million.
•	The Company continues to expect a mid-single digit decline for worldwide sales of Nexium for the full year.
•	Prilosec sales in the US were down 15 percent in the second quarter and 14 percent year to date.
•	Sales of Losec in the Rest of World markets were down 12 percent in the second quarter and 15 percent in the first half.

Cardiovascular

	Second Quarter		CER %	Half Year		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Crestor	916	678	+27	1,688	1,306	+22
Seloken /Toprol-XL	206	457	-58	396	901	-59
Atacand	388	318	+10	734	614	+9
Plendil	70	74	-14	136	139	-10
Zestril	65	76	-24	124	156	-28
Total	1,807	1,755	-5	3,378	3,408	-8

•
In the US, Crestor sales in the second quarter were $415 million, an 18 percent increase over last year.  Crestor is the only branded statin to gain share in the US during 2008, fuelled by promotion of the atherosclerosis indication.  Crestor share of total prescriptions increased to 9.1 percent in June, up 0.5 points since December 2007.  Crestor prescriptions increased 8.0 percent compared with second quarter 2007, more than twice the market rate.

•	US sales for Crestor in the first half increased 10 percent to $768 million.
•	Crestor sales in the Rest of World were up 37 percent to $501 million in the second quarter, on strong growth in Western Europe (up 19 percent), Canada (up 30 percent) and Japan (up 150 percent).
•	Crestor sales in the Rest of World were up 35 percent in the first half to $920 million.
•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, were down 79 percent in the second quarter to $71 million.  Generic products accounted for 88 percent of dispensed prescriptions in the second quarter.

AstraZeneca PLC

•	Sales of Seloken in other markets in the second quarter were up 1 percent, to $135 million, as growth in China and other Emerging Markets was able to more than offset the decline in Western Europe.
•	Atacand sales in the second quarter were up 10 percent in the US. Sales in the Rest of World were up 11 percent on a 30 percent increase in Emerging Markets.

Respiratory and Inflammation

	Second Quarter		CER %	Half Year		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Symbicort	518	414	+12	989	768	+16
Pulmicort	383	320	+14	794	721	+6
Rhinocort	92	95	-8	172	187	-12
Accolate	19	19	-5	37	38	-5
Oxis	21	23	-22	38	46	-28
Total	1,078	911	+9	2,118	1,842	+7

•
Symbicort sales in the US were $57 million in the second quarter.  Key metrics tracking the progress of the launch continue to show steady improvements.  Trial rates among target specialists is now approaching 80 percent; these specialists are starting 27 percent of patients new to combination therapy on Symbicort.  The trial rate among primary care physicians has increased to 34 percent, and primary care physicians are now using Symbicort in one out of six patients newly starting combination therapy.  Overall, Symbicort share of new prescriptions for fixed combinations reached 9.1 percent in the week ending 18 July; market share among patients newly starting combination treatment has increased to 17.6 percent.

•	Symbicort sales in other markets were $461 million, 6 percent ahead of the second quarter last year. A 29 percent increase in Emerging Markets accounts for more than half of the sales growth.
•
US sales for Pulmicort were up 24 percent to $251 million in the second quarter.  Pulmicort Respules sales were up 20 percent, with volume growth and price realisation contributing equally to the sales increase.

•
On 30 June, Ivax Pharmaceuticals (IVAX) (now known as Teva Pharmaceutical Industries Ltd.), filed a motion for summary judgement of no infringement of AstraZeneca’s patents covering Pulmicort Respules.  AstraZeneca will oppose the motion.  A hearing on the motion has been scheduled for 23 September 2008.

•	Sales of Pulmicort in the Rest of World in the second quarter were down 2 percent to $132 million.

Oncology

	Second Quarter		CER %	Half Year		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Arimidex	490	430	+6	920	831	+4
Casodex	358	331	-2	674	641	-4
Zoladex	310	275	+1	565	524	-2
Iressa	67	61	-	125	113	+2
Faslodex	65	53	+11	121	102	+10
Nolvadex	24	20	+5	42	39	-5
Ethyol *	6	8	n/m	20	8	n/m
Total	1,338	1,195	+2	2,503	2,291	+1

*	Sales of this MedImmune product were consolidated in AstraZeneca accounts from 1 June 2007. As a result, the prior period reflects one month’s sales.

•
In the US, sales of Arimidex were up 13 percent in both the second quarter and first half.  Total prescriptions increased by 1.1 percent year on year in the first half in what was essentially an unchanged total market for hormonal treatments for breast cancer.

•	Arimidex sales in other markets were up 1 percent in the second quarter and were down 2 percent for the first half.

AstraZeneca PLC

•	Casodex sales in the second quarter were up 4 percent in the US and were down 4 percent in other markets.
•	Worldwide sales of Iressa were unchanged in the second quarter, as a small increase in sales in Emerging Asian markets offset a small decline in Japan.
•	The 11 percent increase in second quarter Faslodex sales is primarily a result of a 19 percent increase in Rest of World. Sales in the US were up 4 percent.

Neuroscience

	Second Quarter		CER %	Half Year		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Seroquel	1,112	963	+11	2,162	1,886	+10
Zomig	114	106	-1	221	213	-4
Total	1,488	1,293	+9	2,866	2,520	+8

•
In the US, Seroquel sales were up 8 percent to $733 million in the second quarter.  Total prescriptions were up 6.4 percent in the quarter, with 40 percent of the growth attributable to Seroquel XR.  Seroquel is the market leading antipsychotic, with a total prescription share of 31.6 percent in June 2008.

•	Seroquel sales in other markets increased by 18 percent to $379 million in the second quarter, with sales in Established Markets up 20 percent.

•
Once the regulatory filing in the European Union seeking approval for Seroquel XR for use in generalised anxiety disorder is accomplished in the fourth quarter 2008, then all the major life cycle management filings for Seroquel XR will be complete, and commercial launches should commence in late 2008 and into 2009.

•	Sales of Zomig in the second quarter were up 10 percent in the US and were down 8 percent in other markets.

Infection and Other

	Second Quarter		CER %	Half Year		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Synagis*	81	16	n/m	600	16	n/m
Merrem	226	194	+7	439	372	+9
FluMist*	-	-	n/m	-	-	n/m
Total	365	276	+25	1,152	528	+111

*	Sales of these MedImmune products were consolidated in AstraZeneca accounts from 1 June 2007. As a result, the prior period reflects one month’s sales.

•	Synagis sales, which have a pronounced seasonal pattern, were only $81 million in the quarter, with modest sales in the second and third quarters of the year.

AstraZeneca PLC

Geographic Sales

	Second Quarter		CER %	Half Year		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
North America	3,463	3,542	-3	7,186	7,030	+1
US	3,126	3,268	-4	6,527	6,502	-
Established ROW*	3,340	2,842	+2	6,313	5,506	+2
Emerging ROW	1,153	889	+20	2,134	1,703	+16

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden, and others), Japan, Australia and New Zealand.

•
In the US, sales were down 4 percent in the second quarter resulting from the loss of $268 million of Toprol-XL sales to generic competition.  Excluding Toprol-XL, sales increased by 4 percent in the US.  Second quarter sales include approximately $100 million of inventory build in the quarter.

•
Sales in the Established Rest of World segment were up 2 percent in the second quarter.  Sales in Western Europe were up 1 percent, as growth in Crestor, Seroquel and the inclusion of Synagis sales more than offset declines in Losec, Casodex and Pulmicort.  Sales in Japan were up 10 percent, a rebound from the soft first quarter result that preceded the implementation of the biennial price reductions in April.

•
Sales in Emerging Markets were up 20 percent in the second quarter.  This marks the first time sales in Emerging Markets exceeded $1 billion in a quarter.  The key contributors to sales growth were Cardiovascular products, Nexium and the Respiratory portfolio.  Sales in China were up 29 percent.

AstraZeneca PLC
Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2008	Restructuring and Synergy Costs	MedImmune Amortisation	Ethyol Impairment	Merck Amortisation	Core 2008	Core 2007	Actual %	CER %
Sales	7,956	-	-	-	-	7,956	7,273	9	2
Cost of Sales	(1,455)	24	-	-	-	(1,431)	(1,469)
Gross Margin	6,501	24	-	-	-	6,525	5,804	13	4
% sales	81.7%					82.0%	79.8%	+2.2	+1.7
Distribution	(75)	-	-	-	-	(75)	(61)	22	14
% sales	0.9%					0.9%	0.8%	-0.1	-0.1
R&D	(1,297)	32	-	-	-	(1,265)	(1,196)	6	-
% sales	16.3%					15.9%	16.5%	+0.6	+0.3
SG&A	(2,834)	75	77	-	26	(2,656)	(2,397)	11	5
% sales	35.6%					33.4%	33.0%	-0.4	-0.9
Other Income	178	-	30	-	-	208	259	(20)	(19)
% sales	2.2%					2.6%	3.6%	-1.0	-0.7
Operating Profit	2,473	131	107	-	26	2,737	2,409	14	3
% sales	31.1%					34.4%	33.1%	+1.3	+0.3
Net Finance (Expense)/Income	(194)	-	-	-	-	(194)	18
Profit before Tax	2,279	131	107	-	26	2,543	2,427	5	(6)
Taxation	(651)	(37)	(31)	-	-	(719)	(669)
Profit after Tax	1,628	94	76	-	26	1,824	1,758	4	(7)
Minority Interests	(8)	-	-	-	-	(8)	(11)
Net Profit	1,620	94	76	-	26	1,816	1,747	4	(7)
Weighted Average Shares	1,456	1,456	1,456	-	1,456	1,456	1,503
Earnings per Share	1.11	0.06	0.06	-	0.02	1.25	1.17	7	(4)

Sales increased by 9 percent on a reported basis and by 2 percent on a constant currency basis.  Currency movements increased sales by 7 percent.

Core gross margin of 82.0 percent in the second quarter was 1.7 percentage points higher than last year. Principal contributors were lower payments to Merck (1.3 percentage points), continued efficiency gains and mix effects (0.7 percentage points) with partial offset from higher royalty payments (0.3 percentage points).

Core R&D expenditure was $1,265 million in the second quarter, level with last year as a result of good progress on the delivery of R&D productivity initiatives, restructuring benefits and portfolio changes.

Core SG&A costs of $2,656 million were 5 percent higher than the second quarter of 2007 due to the inclusion of MedImmune, increased investment in our Emerging Markets and some higher legal expenses.

Core other income of $208 million was $51 million lower than the second quarter in 2007. Included within the current year period were gains, totalling $81 million, realised from the disposal of non-core products in Scandinavia. This amount was $58 million lower than that recognised on the disposal of non-core Infection products in the second quarter of 2007. The inclusion of a full quarter of MedImmune other income broadly matched lower other one-time gains and royalty income.

AstraZeneca PLC

Core operating profit was $2,737 million, an increase of 3 percent at CER or up 14 percent on an as reported basis.  Currency movements increased operating profit by 11 percent. In comparison with last year, the dollar was 14 percent weaker against the euro (increasing sales and costs), 13 percent weaker against the Swedish krona (increasing costs), but 1 percent stronger than sterling (slightly reducing costs).  On a constant currency basis, Core operating margin increased by 0.3 percentage points to 34.4 percent of sales, chiefly a result of improvements in gross margin and efficiencies in R&D with partial offset from higher SG&A costs and lower other income.

Core earnings per share in the second quarter were $1.25, a CER decrease of 4 percent, as the increase in Core operating profit and the benefit of a lower number of shares in issue was more than offset by increased net interest expense.  Core earnings per share on an as reported basis increased 7 percent.

Reported operating profit was up 12 percent to $2,473 million, as restructuring and synergy costs in the current quarter were $245 million lower than those incurred in the second quarter 2007, partially counterbalanced by 3 months of MedImmune-related amortisation expense this quarter that was $72 million higher than the one month’s cost incurred in the second quarter last year. Reported earnings per share were $1.11.

First Half

All financial figures in table, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2008	Restructuring and Synergy Costs	MedImmune Amortisation	Ethyol Impairment	Merck Amortisation	Core 2008	Core 2007	Actual %	CER %
Sales	15,633	-	-	-	-	15,633	14,239	10	3
Cost of Sales	(2,957)	56	-	-	-	(2,901)	(2,873)
Gross Margin	12,676	56	-	-	-	12,732	11,366	12	5
% sales	81.1%					81.5%	79.8%	+1.7	+1.2
Distribution	(141)	-	-	-	-	(141)	(122)	15	8
% sales	0.9%					0.9%	0.9%	-	-
R&D	(2,533)	86	-	-	-	(2,447)	(2,366)	3	(1)
% sales	16.2%					15.7%	16.6%	+0.9	+0.7
SG&A	(5,571)	106	156	257	51	(5,001)	(4,592)	9	3
% sales	35.6%					32.0%	32.2%	+0.2	-0.1
Other Income	299	-	60	-	-	359	397	(10)	(10)
% sales	1.9%					2.3%	2.8%	-0.5	-0.4
Operating Profit	4,730	248	216	257	51	5,502	4,683	17	7
% sales	30.3%					35.2%	32.9%	+2.3	+1.4
Net Finance (Expense)/Income	(308)	-	-	-	-	(308)	115
Profit before Tax	4,422	248	216	257	51	5,194	4,798	8	(2)
Taxation	(1,289)	(72)	(63)	(77)	-	(1,501)	(1,397)
Profit after Tax	3,133	176	153	180	51	3,693	3,401	9	(1)
Minority Interests	(10)	-	-	-	-	(10)	(15)
Net Profit	3,123	176	153	180	51	3,683	3,386	9	(1)
Weighted Average Shares	1,456	1,456	1,456	1,456	1,456	1,456	1,515
Earnings per Share	2.14	0.12	0.11	0.12	0.04	2.53	2.24	13	3

Sales increased by 10 percent on a reported basis and by 3 percent on a constant currency basis.  Currency movements increased sales by 7 percent.

Core gross margin of 81.5 percent in the first half was 1.2 percentage points higher than last year. Principal drivers were lower payments to Merck (1.3 percentage points), continued efficiency gains and mix effects factors (0.8 percentage points), partially offset by higher royalty payments (0.9 percentage points).

Core R&D costs of $2,447 million were down 1 percent over last year. The prior period included intangible asset impairment charges relating to the collaborations with AtheroGenics and Avanir.  Excluding these impairments, Core R&D expenditure was up 2 percent in the first half, with the inclusion of MedImmune expense being largely offset by improved productivity and efficiency, restructuring benefits and portfolio changes.

Core SG&A costs of $5,001 million were 3 percent higher than the first half of 2007 due to the inclusion of

AstraZeneca PLC

 MedImmune and increased investment in our Emerging Markets.

Core other income of $359 million was $38 million below last year with expected lower one-time gains and royalty income being only partially offset by MedImmune’s licensing and royalty income streams.

Core operating profit of $5,502 million was up 7 percent at CER or 17 percent on an as reported basis. Currency movements increased operating profit by 10 percent. On a constant currency basis, Core operating margin increased by 1.4 percentage points to 35.2 percent of sales as a result of improvements in gross margin and R&D efficiencies more than compensating for lower other operating income and higher SG&A costs.

Core earnings per share in the first half were $2.53, an increase of 3 percent at CER, as the increase in Core operating profit and the benefit of a lower number of shares outstanding was partially offset by increased net interest expense.  Core earnings per share on a reported basis increased 13 percent.

Reported operating profit of $4,730 million was up 3 percent, against 7 percent on a Core basis. This was a result of the first quarter Ethyol impairment charge and six months of MedImmune-related amortisation, versus the one month charge incurred in the first half last year, being only partially offset by lower restructuring and synergy costs in the first half of 2008.

Reported earnings per share in the first half were $2.14, a decrease of 3 percent at CER.  Including the currency benefit, Reported earnings per share increased 9 percent.

Finance Income and Expense

Net finance expense was $308 million for the first half ($194 million for quarter two), versus income of $115 million in the first half of 2007 ($18 million income for quarter two 2007). Key drivers are the interest payable on additional borrowings, and reduced interest received on lower average cash holdings, as a result of the acquisition of MedImmune.

Taxation

The effective tax rate for the second quarter is 28.6 percent (2007 27.8 percent) and 29.1 percent for the first half (2007 29.5 percent). For the full year the tax rate is currently anticipated to be around 29.5 percent, the same as for 2007.

Cash Flow

Cash generated from operating activities was $4,292 million in the six months, compared with $3,184 million in 2007. The increase of $1,108 million was principally driven by an increase in operating profit before depreciation, amortisation and impairment costs of $1,011 million, a decrease in tax payments of $367 million, with partial offset from an increase in interest payments of $263 million.

Net cash outflows from investing activities were $3,199 million in the six months compared with $14,493 million in 2007. Stripping out the acquisition of MedImmune in 2007 of $14,391 million, the increase in cash outflow of $3,097 million is due primarily to the payment of $2,630 million to Merck as part of the partial retirement, a reduction in the inflow from the movements in short term investments and fixed deposits of $570 million, and a decrease in interest received of $130 million.

Cash distributions to shareholders were $2,180 million through the payment of the second interim dividend from 2007 of $2,007 million and net share repurchases of $173 million.

Investments

As described in note 5, on 17 March, the Company made payments under the provisions of the Merck agreements of approximately $2.6 billion. These have been recorded as intangible assets to reflect the benefits accruing in respect of relief from future contingent payments and the ability to fully exploit our resources and products within certain therapy areas. There were no other significant investments in the six months.

AstraZeneca PLC

Debt and Capital Structure

As at 30 June 2008, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $14,873 million (31 December: $15,156 million), of which $11,032 million is due after one year (31 December: $10,876 million).  Outstanding net debt of $10,359 million has increased by $1,247 million from 31 December, principally as a result of the cash outflows described above.

In addition, during July, the Company issued a further EUR 500 million bond as part of its refinancing programme, the proceeds of which will be used to refinance maturing commercial paper.  The bond has a maturity of 18 months, maturing 4 January 2010 with a coupon of 5.625% and was issued under the Euro Medium Term Note Programme.

Dividends and Share Repurchases

The Board’s dividend policy is unchanged, and is to grow dividends in line with reported earnings before restructuring and synergy costs.  Consistent with this policy, the Board has recommended a first interim dividend for 2008 of $0.55 per Ordinary Share (27.8 pence; SEK 3.34).

During the second quarter, 5.0 million shares were repurchased for cancellation at a total cost of $208 million. There were no share repurchases in the first quarter. During the first six months, 0.9 million shares were issued in consideration of share option exercises and in relation to employee share plans for a total of $35 million.

The total number of shares in issue at 30 June 2008 was 1,453 million.

The Board’s distribution policy and its overall financial strategy is to strike a balance between the interests of the business, our shareholders and our financial creditors, whilst maintaining a strong investment grade credit rating. The Board expects to undertake share repurchases in the region of $1 billion in 2008, subject to business needs.

Related Party Transactions

There have been no significant related party transactions in the period.

Calendar

30 October 2008	Announcement of third quarter and nine months 2008 results
29 January 2009	Announcement of fourth quarter and full year 2008 results

David Brennan
Chief Executive Officer

Media Enquiries:	Steve Brown/Chris Sampson (London)	(020) 7304 5033/5130
	Earl Whipple (Wilmington)	(302) 885 8197
	Per Lorentz (Södertälje)	(8) 553 26020

Analyst/Investor Enquiries	Mina Blair/Karl Hard (London)	(020) 7304 5084/5322
	Jonathan Hunt (London)	(020) 7304 5087
	Peter Vozzo (MedImmune)	(301) 398 4358
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Item 6

Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report

We confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union;

•	the half-yearly management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during the six months to 30 June 2008 and their respective responsibilities can be found on pages 18 and 19 of the AstraZeneca Annual Report and 20-F Information 2007.  In addition, Jean-Philippe Courtois was appointed as a Non-Executive Director on 18 February 2008.

Approved by the Board and signed on its behalf by

David Brennan
Chief Executive Officer

31 July 2008

Independent Review Report to AstraZeneca PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 (but not for the quarter ended 30 June 2008) which comprises condensed consolidated income statement, condensed consolidated balance sheet, condensed consolidated cash flow statement, condensed consolidated statement of recognised income and expense and Notes 1 to 5.  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Services Authority (“the UK FSA”).  Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).  The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London EC4Y 8BB

31 July 2008

Condensed Consolidated Income Statement

For the six months ended 30 June	2008 $m	2007 $m
Sales	15,633	14,239
Cost of sales	(2,957)	(3,154)
Distribution costs	(141)	(122)
Research and development	(2,533)	(2,395)
Selling, general and administrative costs	(5,571)	(4,822)
Other operating income and expense	299	397
Operating profit	4,730	4,143
Finance income	402	486
Finance expense	(710)	(371)
Profit before tax	4,422	4,258
Taxation	(1,289)	(1,257)
Profit for the period	3,133	3,001

Attributable to:
Equity holders of the Company	3,123	2,986
Minority interests	10	15
	3,133	3,001

Basic earnings per $0.25 Ordinary Share	$2.14	$1.97
Diluted earnings per $0.25 Ordinary Share	$2.14	$1.97
Weighted average number of Ordinary Shares in issue (millions)	1,456	1,515
Diluted average number of Ordinary Shares in issue (millions)	1,457	1,518

Dividends declared and paid in the period	1,967	1,885

Condensed Consolidated Income Statement

For the quarter ended 30 June	2008 $m	2007 $m
Sales	7,956	7,273
Cost of sales	(1,455)	(1,668)
Distribution costs	(75)	(61)
Research and development	(1,297)	(1,225)
Selling, general and administrative costs	(2,834)	(2,605)
Other operating income and expense	178	259
Operating profit	2,473	1,973
Finance income	144	239
Finance expense	(338)	(221)
Profit before tax	2,279	1,991
Taxation	(651)	(554)
Profit for the period	1,628	1,437

Attributable to:
Equity holders of the Company	1,620	1,426
Minority interests	8	11
	1,628	1,437

Basic earnings per $0.25 Ordinary Share	$1.11	$0.95
Diluted earnings per $0.25 Ordinary Share	$1.11	$0.95
Weighted average number of Ordinary Shares in issue (millions)	1,456	1,503
Diluted average number of Ordinary Shares in issue (millions)	1,457	1,506

Condensed Consolidated Balance Sheet

	As at 30 Jun 2008 $m	As at 31 Dec 2007 $m	As at 30 Jun 2007 $m
ASSETS Non-current assets
Property, plant and equipment	8,479	8,298	8,161
Goodwill	9,903	9,884	9,698
Intangible assets	13,638	11,467	11,723
Other investments	199	182	604
Deferred tax assets	1,391	1,044	1,336
	33,610	30,875	31,522
Current assets
Inventories	2,269	2,119	2,563
Trade and other receivables	7,335	6,668	6,260
Other investments	174	177	360
Income tax receivable	2,474	2,251	1,944
Cash and cash equivalents	4,340	5,867	4,951
	16,592	17,082	16,078
Total assets	50,202	47,957	47,600
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(3,841)	(4,280)	(14,342)
Trade and other payables	(7,409)	(6,968)	(7,025)
Provisions	(484)	(387)	(154)
Income tax payable	(4,257)	(3,552)	(3,412)
	(15,991)	(15,187)	(24,933)
Non-current liabilities
Interest bearing loans and borrowings	(11,032)	(10,876)	(1,057)
Deferred tax liabilities	(4,172)	(4,119)	(4,235)
Retirement benefit obligations	(2,117)	(1,998)	(1,541)
Provisions	(579)	(633)	(633)
Other payables	(216)	(229)	(234)
	(18,116)	(17,855)	(7,700)
Total liabilities	(34,107)	(33,042)	(32,633)
Net assets	16,095	14,915	14,967
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	363	364	374
Share premium account	1,923	1,888	1,799
Other reserves	1,887	1,902	1,911
Retained earnings	11,801	10,624	10,763
	15,974	14,778	14,847
Minority equity interests	121	137	120
Total equity	16,095	14,915	14,967

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June	2008 $m	2007 $m
Cash flows from operating activities
Profit before taxation	4,422	4,258
Finance income and expense	308	(115)
Depreciation, amortisation and impairment	1,163	739
Increase in working capital	(445)	(589)
Other non-cash movements	276	427
Cash generated from operations	5,724	4,720
Interest paid	(324)	(61)
Tax paid	(1,108)	(1,475)
Net cash inflow from operating activities	4,292	3,184
Cash flows from investing activities
Acquisition of business operations	-	(14,543)
Movement in short term investments and fixed deposits	2	572
Purchase of property, plant and equipment	(504)	(487)
Disposal of property, plant and equipment	22	27
Purchase of intangible assets	(2,741)	(268)
Purchase of non-current asset investments	(32)	(6)
Interest received	91	221
Dividends paid by subsidiaries to minority interest	(37)	(9)
Net cash outflow from investing activities	(3,199)	(14,493)
Net cash inflow/(outflow) before financing activities	1,093	(11,309)
Cash flows from financing activities
Proceeds from issue of share capital	35	128
Repurchase of shares	(208)	(2,160)
Dividends paid	(2,007)	(1,878)
Repayment of loans	-	(838)
Movement in short term borrowings	(374)	13,913
Net cash (outflow)/inflow from financing activities	(2,554)	9,165
Net decrease in cash and cash equivalents in the period	(1,461)	(2,144)
Cash and cash equivalents at the beginning of the period	5,727	6,989
Exchange rate effects	1	26
Cash and cash equivalents at the end of the period	4,267	4,871
Cash and cash equivalents consists of:
Cash and cash equivalents	4,340	4,951
Overdrafts	(73)	(80)
	4,267	4,871

Condensed Consolidated Statement of Recognised Income and Expense

For the six months ended 30 June	2008 $m	2007 $m
Profit for the period	3,133	3,001
Foreign exchange and other adjustments on consolidation	92	149
Available for sale losses taken to equity	(4)	(14)
Actuarial (loss)/gain for the period	(37)	352
Tax on items taken directly to reserves	80	(90)
	131	397
Total recognised income and expense for the period	3,264	3,398
Attributable to:
Equity holders of the Company	3,249	3,390
Minority interests	15	8
	3,264	3,398

Notes to the Interim Financial Statements

1      BASIS OF PREPARATION AND ACCOUNTING POLICIES

These condensed consolidated interim financial statements (“interim financial statements”) for the six months ended 30 June 2008 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.  As required by the Disclosure and Transparency Rules of the Financial Services Authority, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 December 2007.  They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the Group for the year ended 31 December 2007.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2007.

The comparative figures for the financial year ended 31 December 2007 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors (i) was unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2      NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2008 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 30 Jun 2008 $m
Loans due after 1 year	(10,876)	-	5	(161)	(11,032)
Current instalments of loans	-	-	-	-	-
Total loans	(10,876)	-	5	(161)	(11,032)
Other investments - current	177	(2)	(4)	3	174
Cash and cash equivalents	5,867	(1,529)	-	2	4,340
Overdrafts	(140)	68	-	(1)	(73)
Short term borrowings	(4,140)	374	-	(2)	(3,768)
	1,764	(1,089)	(4)	2	673
Net debt	(9,112)	(1,089)	1	(159)	(10,359)

Non-cash movements in the period include fair value adjustments under IAS 39.

On 3 July, the Company issued a further capital EUR 500 million bond, maturing on 4 January 2010.

3      RESTRUCTURING AND SYNERGY COSTS

Profit before tax for the six months ended 30 June 2008 is stated after charging restructuring and synergy costs of $248 million ($458 million in the first half 2007).  These have been charged to the income statement as follows:

	2nd Quarter 2008 $m	2nd Quarter 2007 $m	Half Year 2008 $m	Half Year 2007 $m
Cost of Sales	24	199	56	281
R&D	32	29	86	29
SG&A	75	148	106	148
Total	131	376	248	458

4      LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its businesses, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and securities law. The matters discussed below constitute the more significant developments since the publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2007 and should be read in conjunction with the financial statements included therein.

Unless noted otherwise below or in the Annual Report and Form 20-F Information 2007, no provisions have been established in respect of the claims discussed below.

Matters previously disclosed in respect of the first quarter of 2008 and April 2008

Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin bound)
As previously disclosed, in July 2006, Elan Pharma International Limited (Elan) filed a lawsuit in the US District Court for the District of Delaware against Abraxis BioScience, Inc. (Abraxis). Elan essentially alleges that Abraxis infringes two US patents in connection with the marketing, use and sale of Abraxane®. The US District Court for the District of Delaware has scheduled a trial, which is to commence on 2 June 2008.  AstraZeneca is party to an agreement with Abraxis to co-promote Abraxane® in the US, but is not a party to the litigation.

Atacand (candesartan cilexetil)
As previously disclosed, in April 2007 AstraZeneca received notice from Sandoz Inc. (Sandoz) that Sandoz had filed an ANDA with the FDA, seeking approval to market a generic version of Atacand (candesartan cilexetil) in the 4, 8, 16 and 32mg doses, prior to the expiration of US Patent No. 5,534,534 (the ’534 patent), which expires in July 2013.

In March and April 2008, AstraZeneca (new drug application (NDA) holder) and Takeda (patent holder) received notices from Teva Pharmaceuticals USA Inc. (Teva) that Teva had filed an ANDA with the FDA, seeking approval to market a generic version of Atacand in the 4, 8, 16 and 32mg doses, prior to the expiration of the ‘534 patent. The notifications claim that the Teva products do not infringe the ’534 patent. Teva did not challenge the compound patents listed in the FDA Orange Book with reference to Atacand, the later of which expires in June 2012. As a result, Teva cannot market candesartan cilexetil until the end of the exclusivity period afforded by these patents. AstraZeneca and Takeda have decided not to bring an action for patent infringement at this time.

Crestor (rosuvastatin)
As previously reported, in December 2007, in response to notice-letters from seven manufacturers that they had submitted ANDAs to the FDA for approval to market Crestor 5, 10, 20 and 40mg rosuvastatin calcium tablets prior to the expiration of one or more of AstraZeneca’s three FDA Orange Book-listed patents, AstraZeneca Pharmaceuticals LP, AstraZeneca UK Limited, IPR Pharmaceuticals, Inc., and AstraZeneca’s licensor, Shionogi Seiyaku Kabushiki Kaisha (Shionogi), filed separate lawsuits in the US District Court for the District of Delaware, against Apotex, Aurobindo, Cobalt, Mylan, Par, Sandoz and Sun for infringement of Patent No. RE37,314 (the ‘314 patent) covering rosuvastatin calcium, the active ingredient in Crestor tablets.

The seven Delaware cases proceed. Each of the seven ANDA-filers sued by AstraZeneca in the District of Delaware for infringement of the ‘314 patent has answered, counterclaimed, or otherwise responded to AstraZeneca’s pleadings. AstraZeneca has replied or responded as allowed. Among other responses, Apotex and Aurobindo have challenged the jurisdiction of the District of Delaware. In the event that Apotex or Aurobindo succeed in challenging jurisdiction in Delaware, and as an alternative to having concurrent Crestor litigations in multiple District Courts, AstraZeneca has contingently moved before the Judicial Panel on Multidistrict Litigation pursuant to 28 U.S.C. section 1407 for coordination and consolidation of all Crestor pre-trial matters by the Delaware court.

Although AstraZeneca did not sue Apotex for infringement of Patent No. 6,316,460 covering formulations (the ‘460 patent), in addition to responding to AstraZeneca’s patent infringement action in Delaware, Apotex filed a declaratory judgement lawsuit against AstraZeneca based on AstraZeneca’s ‘460 patent in US District Court, Middle District of Florida. The Florida case has been stayed pending resolution of AstraZeneca’s pending motion before the Judicial Panel on Multidistrict Litigation.

In February 2008, AstraZeneca voluntarily dismissed the duplicate cases against Mylan and Cobalt, respectively, in West Virginia and Florida. The duplicate suit against Aurobindo in the District of New Jersey remains filed, but it has been stayed by the Court pending resolution of AstraZeneca’s pending motion before the Judicial Panel on Multidistrict Litigation.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Crestor.

Exanta (ximelagatran)
As previously disclosed, four putative and essentially similar securities class actions were filed in the US against AstraZeneca PLC, Håkan Mogren (who currently serves as a Director of AstraZeneca PLC), Sir Tom McKillop, Jonathan Symonds and Percy Barnevik (who are former Directors of AstraZeneca PLC) between January and March 2005.  The defendants deny the allegations made in the lawsuit and will vigorously defend the action.  The defendants filed a motion in 2006 to dismiss the action, and the Court heard oral argument on defendants’ motion on 15 April 2008.

Nexium (esomeprazole)
Anti-trust
As previously disclosed, in December 2006 and January 2007, several lawsuits against AstraZeneca entities, including putative class actions, were filed in the US District Court for the District of Columbia alleging anti-trust claims of unlawful monopolisation relating to Prilosec and Nexium.

In March 2008, the motions to dismiss these cases were granted and the US District Court for the District of Columbia ruled that the Plaintiffs had failed to show that AstraZeneca violated anti-trust law.  The Plaintiffs have not appealed.

Patent litigation
As previously disclosed, in October 2005, AstraZeneca received a notice from Ranbaxy Pharmaceuticals, Inc. that Ranbaxy Laboratories Limited (together Ranbaxy) had submitted an ANDA to the FDA for esomeprazole magnesium delayed-release capsules, 20 and 40mg.

On 15 April 2008, it was announced that AstraZeneca had settled this litigation.  Under the settlement agreement, Ranbaxy conceded that all six patents asserted by AstraZeneca in the patent litigation are valid and enforceable. Ranbaxy also accepted that four of the patents would be infringed by the unlicensed sale of Ranbaxy's proposed generic product. The settlement agreement will allow Ranbaxy to sell its generic version of Nexium under a licence from AstraZeneca starting 27 May 2014. The settlement also includes a separate out-sourcing agreement where a portion of Nexium US manufacturing will move to Ranbaxy.  This agreement is in line with AstraZeneca's stated supply chain strategy.  The remaining cases are ongoing.

In March 2008, AstraZeneca received notice from Teva Parenteral Medicines (Teva) that Teva had submitted an NDA to the FDA regarding esomeprazole for injection, 20mg/vial and 40mg/vial.  The notice contains certifications of invalidity, unenforceability, and/or non-infringement in respect of US Patent No. 5,877,192, which is listed in the FDA Orange Book with reference to Nexium in intravenous form.  AstraZeneca is evaluating Teva’s notice.

As previously disclosed, AstraZeneca initiated proceedings in the Federal Court of Canada against Novopharm Limited (Novopharm) in connection with certain patents related to omeprazole magnesium tablets, on the basis that Novopharm was seeking a Notice of Compliance in Canada based on a comparison with AstraZeneca's Losec tablets. Two of these proceedings remained pending until April 2008 at which time Novopharm withdrew the allegations which were the subject of these proceedings and the proceedings were discontinued.

AstraZeneca Canada Inc. received several notices of allegation from Apotex Inc. (Apotex) in late 2007 in respect of patents listed on the Patent Register in Canada for Nexium. Apotex asserted in its notices that it filed an Abbreviated New Drug Submission in March 2007, for 20 and 40mg esomeprazole magnesium trihydrate tablets and alleged non-infringement and/or invalidity of numerous patents. AstraZeneca responded by commencing seven court applications in January 2008 under the Patented Medicines (Notice of Compliance) Regulations (NOC Regulations). On 17 January 2008, Apotex advised that its product was erroneously described as being a trihydrate in its allegations, which allegations Apotex asserted it was withdrawing. Apotex mailed replacement allegations on 17 January 2008.

On 7 March 2008, AstraZeneca commenced court applications under the NOC Regulations in response to Apotex's replacement notices of allegation seeking declarations that the second set of allegations are not valid for the purposes of the NOC Regulations and, in the alternative, orders prohibiting the Canadian Minister of Health from issuing a Notice of Compliance (marketing approval) to Apotex for 20 and 40mg esomeprazole magnesium tablets until after the expiration of AstraZeneca's listed patents.

Apotex cannot obtain a Notice of Compliance for its esomeprazole tablets until the earlier of the disposition of all of the court applications in Apotex's favour or 24 months from the date on which the latest court application has been commenced.

AstraZeneca has full confidence in and will vigorously defend and enforce its intellectual property protecting Nexium.

Pulmicort Respules (budesonide inhalation suspension)
In March 2008, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Breath Limited for patent infringement.  The lawsuit is the result of an abbreviated new drug application (ANDA) filed by Breath with the US Food and Drug Administration (FDA) concerning Breath's intent to market a generic version of AstraZeneca's Pulmicort Respules in the US prior to the expiration of AstraZeneca's patents.

The basis for AstraZeneca's complaint is that the action by Breath of filing an ANDA infringes certain of AstraZeneca's patents directed to Pulmicort Respules and their use. In October 2005, AstraZeneca filed a similar lawsuit in the US District Court for the District of New Jersey against IVAX Pharmaceuticals, Inc. (now known as Teva Pharmaceutical Industries Ltd.) for infringement of AstraZeneca's patents covering Pulmicort Respules.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)
Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel. In most of these cases, the nature of the plaintiffs’ alleged injuries is not clear from the complaint and in most cases, little or no factual information regarding the alleged injury has been provided in the complaint. However, the plaintiffs generally contend that they developed diabetes and/or other related injuries as a result of taking Seroquel and/or other atypical antipsychotic medications.

As of 25 March 2008, AstraZeneca was defending 8,277 served or answered lawsuits involving approximately 12,580 plaintiff groups.  To date, approximately 1,949 additional cases have been dismissed by order or agreement, about 1,500 of those with prejudice.  No trial is expected until the first half of 2009.

Patent litigation
As previously disclosed, AstraZeneca is involved in four pending patent infringement cases against Teva and Sandoz in relation to Seroquel.

Fact-discovery has ended for the four consolidated ANDA lawsuits. Expert discovery proceeds. Sandoz and Teva have each conceded that their respective ANDA products infringe AstraZeneca’s patent covering Seroquel. Sandoz and Teva have each conceded the patent’s validity and allege only unenforceability for inequitable conduct.

In March 2008, the Court consolidated the three Teva actions with the Sandoz action for all purposes, including a joint trial, which the Court scheduled to begin on 11 August 2008.

The Court also granted leave to AstraZeneca to file a second motion for summary judgement. AstraZeneca filed its Motion for Summary Judgement of No Inequitable Conduct in March 2008. A hearing on AstraZeneca’s motion is scheduled on 4 June 2008.

AstraZeneca continues to have full confidence in its intellectual property protecting Seroquel and will vigorously defend and enforce it.

Sales and marketing practices
As previously disclosed, in February 2007, the Commonwealth of Pennsylvania filed suit against AstraZeneca, Eli Lilly & Co. (Lilly), and Janssen Pharmaceutica Inc. (Janssen) claiming damages incurred by the Commonwealth as a result of alleged off-label promotion of atypical antipsychotics by the three manufacturers. The suits against AstraZeneca and Janssen were severed from the suit against Lilly in December 2007.

In February 2008, a similar lawsuit was filed by the Montana Attorney General.  As is the case with the Pennsylvania suit, the Montana action seeks to recover costs associated with alleged off-label promotion as well as costs associated with the treatment of state residents who developed diabetes as a result of taking Seroquel.  As of the date of this announcement, the Montana action has not been served.

Average wholesale price class action litigation
As previously disclosed, in January 2002, AstraZeneca was named as a defendant along with 24 other pharmaceutical manufacturers in a class action suit in Massachusetts, brought on behalf of a putative class of plaintiffs alleged to have overpaid for prescription drugs as a result of inflated wholesale list prices. AstraZeneca and other manufacturers have since been sued in similar lawsuits filed by the state Attorneys General of Pennsylvania, Nevada, Montana, Wisconsin, Illinois, Alabama, Kentucky, Arizona, Mississippi, Hawaii, Alaska, Idaho and Utah as well as by multiple individual counties in the state of New York.

The average wholesale price (AWP) case filed by the Alabama Attorney General was tried in Circuit Court in Montgomery, Alabama from 11 February to 21 February 2008.  The trial resulted in a jury verdict against AstraZeneca on the State's claims of fraudulent concealment and misrepresentation, and an award of compensatory damages of $40 million and punitive damages of $175 million.  Because the trial court committed multiple, reversible errors over the course of the trial, the Company believes that the verdict will likely be overturned upon appeal to the Alabama Supreme Court.  In addition to filing the appeal, AstraZeneca will request that the trial court reduce the award of punitive damages.  By law, punitive damages are capped at three times compensatory damages.  No provision has been taken in respect of this for the first quarter of 2008.

The allegations made in respect of the average wholesale price lawsuits described in this section are denied and will be vigorously defended.

Matters disclosed in respect of the second quarter of 2008 and July 2008

Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin-bound)
As previously disclosed, in July 2006, Elan Pharma International Limited (Elan) filed a lawsuit in the US District Court for the District of Delaware against Abraxis BioScience, Inc. (Abraxis). Elan essentially alleges that Abraxis infringes two US patents in connection with the marketing, use and sale of Abraxane®.

A jury trial took place in June 2008, in which the jury found the Elan patents to be valid and infringed and awarded $55.2 million in past damages.  Abraxis has announced its intent to appeal the verdict and Elan has announced that it does not intend to pursue an injunction. Although AstraZeneca is party to an agreement with Abraxis to co-promote Abraxane® in the US, it is not a party to the litigation and consequently is not impacted by the jury trial decision of June 2008.

Accolate (zafirlukast)
In May 2008, AstraZeneca received notice from Dr. Reddy’s Laboratories (Dr. Reddy’s) that Dr. Reddy’s had submitted an abbreviated new drug application (ANDA) to the US Food and Drug Administration (FDA) for Accolate (zafirlukast). Dr. Reddy’s did not challenge US Patent Nos. 4,859,692 and 5,583,152, which are listed in the FDA Orange Book with reference to Accolate.  As a result, Dr. Reddy’s cannot market its zafirlukast product before the September 2010 expiration date of these two patents. Dr. Reddy’s did challenge the five additional patents listed in the Orange Book with reference to Accolate, alleging that these patents are not infringed, invalid and/or unenforceable.  In June 2008, AstraZeneca commenced patent infringement litigation against Dr. Reddy’s in the United States District Court for the District of New Jersey.  AstraZeneca has asserted US Patent Nos. 5,319,097, 5,482,963, and 6,143,775, with expiration dates in December 2011, January 2013, and December 2011, respectively.  The remaining two patents listed in the FDA Orange Book have expiration dates in December 2011 and March 2014.  No trial date has been set.

AstraZeneca has full confidence in and will vigorously defend and enforce its intellectual property protecting Accolate.

Atacand (candesartan cilexetil)
On 11 July 2008, AstraZeneca received a Paragraph IV Certification from Mylan, Inc., related to an ANDA submitted by Matrix Laboratories, Ltd (Mylan) with respect to all four dose forms of candesartan cilexetil, alleging non-infringement of US Patent No. 5,534,534.   Mylan did not challenge the two compound patents listed in the FDA Orange Book, the latter of which expires in 2012.  As a result Mylan cannot market candesartan cilexetil before 4 June 2012.  AstraZeneca is evaluating Mylan’s notice.

Crestor (rosuvastatin)
As previously disclosed, in December 2007, in response to notice-letters from seven manufacturers that they had submitted ANDAs to the FDA for approval to market Crestor 5, 10, 20 and 40mg rosuvastatin calcium tablets prior to the expiration of one or more of AstraZeneca’s three FDA Orange Book-listed patents, AstraZeneca Pharmaceuticals LP, AstraZeneca UK Limited, IPR Pharmaceuticals, Inc., and AstraZeneca’s licensor, Shionogi Seiyaku Kabushiki Kaisha (Shionogi), filed separate lawsuits in the US District Court for the District of Delaware, against Apotex, Aurobindo, Cobalt, Mylan, Par, Sandoz and Sun for infringement of US Patent No. RE37,314 (the ‘314 patent) covering rosuvastatin calcium, the active ingredient in Crestor tablets.

The seven original Delaware cases proceed. A discovery schedule is in place and trial is scheduled for February 2010. Each of the seven ANDA-filers sued by AstraZeneca in the District of Delaware for infringement of the ‘314 patent has answered, counterclaimed, or otherwise responded to AstraZeneca’s pleadings. AstraZeneca has replied or responded as allowed. Among other responses and motions, Apotex and Aurobindo have challenged the jurisdiction of the District of Delaware. The parties to various jurisdictional motions have briefed and argued their respective motions. Decisions are pending.

Cobalt, Par and Sandoz pleaded declaratory judgement counterclaims in the Delaware Court based on US Patent No.  6,316,460 covering formulations (the ‘460 patent) or No. 6,858,618 covering medical use (the ‘618 patent) or a third unlisted AstraZeneca patent directed to a crystalline form of rosuvastatin.  Those matters have been dismissed.

In the event that Apotex or Aurobindo succeed in challenging personal jurisdiction in Delaware, and as an alternative to having concurrent Crestor litigations in multiple District Courts, AstraZeneca contingently moved before the Judicial Panel on Multidistrict Litigation pursuant to 28 U.S.C. section 1407 for coordination and consolidation of all Crestor pre-trial matters by the Delaware Court. In June 2008, the Judicial Panel on Multidistrict Litigation granted AstraZeneca’s motion for coordination and consolidation of all current ANDA matters involving Crestor in the District of Delaware.

Although AstraZeneca did not sue Apotex for infringement of the ‘460 patent, in addition to responding to AstraZeneca’s patent infringement action in Delaware, Apotex filed a declaratory judgement lawsuit against AstraZeneca based on AstraZeneca’s ‘460 patent in US District Court, Middle District of Florida. The Florida case will now be transferred to the District of Delaware under the Judicial Panel on Multidistrict Litigation’s order.

The duplicate suit against Aurobindo in the District of New Jersey will also now be transferred to the District of Delaware under the Judicial Panel on Multidistrict Litigation’s order.

In June 2008, Teva Pharmaceuticals USA, Inc (Teva) notified AstraZeneca that it had amended its previously filed ANDA for approval to market Crestor 5, 10, 20 and 40mg rosuvastatin calcium tablets. Teva’s amended ANDA contains a Paragraph IV certification alleging non-infringement and invalidity in respect of AstraZeneca’s ‘314 patent. In July 2008, AstraZeneca Pharmaceuticals LP, AstraZeneca UK Limited, IPR Pharmaceuticals, Inc., and AstraZeneca’s licensor, Shionogi Seiyaku Kabushiki Kaisha (Shionogi), filed a lawsuit in the US District Court for the District of Delaware, against Teva for infringement of the ‘314 patent.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Crestor.

Entocort EC (budesonide)
In April 2008, AstraZeneca LP, AB Draco and AstraZeneca AB received a notice from Barr Laboratories (Barr) that it had submitted an abbreviated new drug application (ANDA) to the US Food and Drug Administration (FDA) seeking approval to market a generic form of AstraZeneca’s Entocort EC prior to the expiration of the patents listed in the FDA Orange Book.  The Paragraph IV certification also alleged invalidity and non-infringement in respect of certain of AstraZeneca’s patents relating to Entocort EC. In May 2008, AstraZeneca filed a patent infringement action against Barr in the US District Court for the District of Delaware. In June 2008, Barr responded and filed counterclaims alleging non-infringement and invalidity.

In June 2008, AstraZeneca LP, AB Draco and AstraZeneca AB received another Paragraph IV certification notice-letter on behalf of generic drug manufacturer Mylan Pharmaceuticals Inc. (Mylan), that it had submitted an ANDA to the FDA for approval to market a generic version of AstraZeneca’s Entocort EC prior to the expiration of the patents listed in the FDA Orange Book.  Mylan claims that each of the two patents covering Entocort EC is either invalid or will not be infringed by its proposed ANDA product. In July 2008, the AstraZeneca entities filed a complaint for patent infringement against Mylan in the US District Court for the District of Delaware.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Entocort EC.

Exanta (ximelagatran)
As previously disclosed, four putative and essentially similar securities class actions were filed in the US against AstraZeneca PLC, Håkan Mogren (who currently serves as a Director of AstraZeneca PLC), Sir Tom McKillop, Jonathan Symonds and Percy Barnevik (who are former Directors of AstraZeneca PLC) between January and March 2005. These actions were subsequently consolidated into a single action pending in the US District Court for the Southern District of New York.

In an opinion dated 3 June 2008, the United States District Court for the Southern District of New York dismissed the case in its entirety by granting the motions to dismiss of AstraZeneca PLC and the individual defendants.  Plaintiffs are currently appealing this decision to the US Court of Appeals for the Second Circuit, except for the ruling regarding the individual defendants. AstraZeneca PLC will continue to vigorously defend itself in this matter.

Losec/Prilosec (omeprazole)
As previously disclosed, in May 2007 the US District Court for the Southern District of New York upheld both formulation patents covering Prilosec (omeprazole), a ruling consistent with the previously disclosed decision in the first wave case in October 2002. The Court found that the generic omeprazole formulations of Impax Laboratories Inc. (Impax) and Apotex Corp and Apotex, Inc. (together Apotex) infringed both patents in suit. AstraZeneca is seeking appropriate relief, including damages. The Court also found that the generic omeprazole products sold by Lek Pharmaceutical and Chemical Company d.d. and Lek Services USA, Inc. (together Lek) and Mylan Pharmaceuticals Inc. (Mylan)/Laboratorios Esteve, SA and Esteve Quimica, SA (together Esteve) did not infringe. Lek and Mylan/Esteve are pursuing costs, attorney’s fees and anti-trust counterclaims. AstraZeneca has appealed the Mylan/Esteve decision to the US Court of Appeals for the Federal Circuit.

Impax and Apotex also appealed.  In May 2008, all three appeals were argued before the Federal Circuit.  In June 2008, the Federal Circuit upheld the ruling that Mylan/Esteve did not infringe.  The Federal Circuit has not yet issued a decision in the Impax and Apotex appeals.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Losec/Prilosec.

Nexium (esomeprazole magnesium)
Patent litigation
As previously disclosed, Nexium patent infringement litigations against IVAX/Teva and Dr. Reddy’s are ongoing in the United States District Court for the District of New Jersey.  In May and June 2008, AstraZeneca received a Complaint from IVAX/Teva and a Complaint from Dr. Reddy’s for declaratory judgements of non-infringement and/or invalidity for patents listed in the US Food and Drug Administration (FDA) Orange Book with reference to Nexium that were not previously at issue in the ongoing infringement litigations.  No trial date has been set in the ongoing patent infringement litigations.

As previously disclosed, in March 2008 AstraZeneca received notice from Teva Parental Medicines (Teva) that Teva had submitted an NDA to the FDA regarding esomeprazole for injection, 20mg/vial and 40mg/vial.  The notice contains certifications of invalidity, unenforceability, and/or non-infringement in respect of US Patent No. 5,877,192, which is listed in the FDA Orange Book with reference to Nexium in intravenous form.  In April 2008, AstraZeneca commenced patent infringement litigation against Teva in the United States District Court for the District of New Jersey.  No trial date has been set.

AstraZeneca has full confidence in and will vigorously defend and enforce its intellectual property protecting Nexium.

Federal Trade Commission (FTC) inquiry
In July 2008, AstraZeneca received a Civil Investigative Demand from the Federal Trade Commission seeking information regarding the Nexium patent litigation settlement with Ranbaxy, details of which have been previously disclosed.  AstraZeneca is fully cooperating with the request.

Pulmicort Respules (budesonide inhalation suspension)
As previously disclosed, in October 2005 AstraZeneca filed a lawsuit in the United States District Court for the District of New Jersey against IVAX Pharmaceuticals, Inc. (IVAX) (now known as Teva Pharmaceutical Industries Ltd.) for infringement of AstraZeneca’s patents covering Pulmicort Respules.  On 30 June 2008, IVAX filed a motion for summary judgement of no infringement.  A hearing on the motion has been scheduled for 23 September 2008. AstraZeneca will oppose the motion.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)

Product liability

As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel. In most of these cases, the nature of the plaintiffs’ alleged injuries is not clear from the complaint and in most cases, little or no factual information regarding the alleged injury has been provided in the complaint. However, the plaintiffs generally contend that they developed diabetes and/or other related injuries as a result of taking Seroquel and/or other atypical anti-psychotic medications.

As of 11 July 2008, AstraZeneca was defending 8,597 served or answered lawsuits involving approximately 13,079 plaintiff groups. To date, approximately 2,150 additional cases have been dismissed by order or agreement and approximately 1,500 of those cases have been dismissed with prejudice. No trial is expected until the first half of 2009. Approximately 22% of the cases that were or are pending in the federal court multi-district litigation (MDL) have been dismissed. Approximately half of the currently pending Seroquel cases are in federal court with clusters of state court activity in Delaware, New Jersey, New York and Missouri.

Patent litigation
As previously disclosed, AstraZeneca has been prosecuting a consolidated patent infringement case against Teva Pharmaceuticals USA Inc. (Teva) and Sandoz Inc. (Sandoz) in relation to Seroquel. In that matter, Sandoz and Teva have conceded that their respective abbreviated new drug application (ANDA) products infringe AstraZeneca’s patent covering Seroquel. Sandoz and Teva also have conceded the patent’s validity, leaving only allegations of unenforceability for inequitable conduct. In March 2008, AstraZeneca filed a Motion for Summary Judgement of No Inequitable Conduct.

In July 2008, the US District Court, District of New Jersey granted AstraZeneca’s Motion for Summary Judgement of No Inequitable Conduct. Therefore, on 9 July 2008, the Court entered its Final Judgement in AstraZeneca’s favour on all claims and defences respecting infringement, validity, and enforceability of AstraZeneca’s patent.  The Court’s judgement includes an order to the US Food and Drug Administration (FDA) that any approvals of Teva’s or Sandoz’s ANDAs shall be after the date that is the later of the expiration date of US Patent No. 4,879,288 (the ‘288 patent) or the expiration date of any additional exclusivity to which AstraZeneca is or becomes entitled.

On 11 July 2008, Sandoz filed a Notice of Appeal in the District Court. Teva filed its Notice of Appeal on 14 July 2008.

AstraZeneca lists two patents in the FDA’s Orange Book referencing Seroquel XR: the ‘288 patent covering quetiapine fumarate, the active ingredient, and US Patent No. 5,948,437 (the ‘437 patent) covering extended-release formulations, processes and methods respecting quetiapine fumarate.

On 11 July 2008, AstraZeneca received a Paragraph IV Certification notice-letter from Handa Pharmaceuticals, LLC (Handa) stating that it had submitted an ANDA seeking approval to market generic versions of 200 and 300mg Seroquel XR tablets before the expiration of AstraZeneca’s two listed patents covering Seroquel XR.  Handa’s certification notice-letter alleges non-infringement, invalidity and unenforceability. On 23 July 2008, AstraZeneca received a similar Paragraph IV Certification notice-letter from Handa stating that it had submitted an amendment to its ANDA for 200 and 300mg tablets adding a request for approval to market a generic version of 400mg Seroquel XR tablets before the expiration of AstraZeneca’s two listed patents covering Seroquel XR.

On 28 July 2008, AstraZeneca filed a lawsuit in US District Court, District of New Jersey, against Handa and a currently unknown, associated entity alleging infringement of AstraZeneca’s ‘288 and ‘437 patents covering Seroquel XR 200, 300 and 400mg tablets. The filing of this lawsuit triggers 30-months stays of FDA final approval for Handa’s ANDA products. The 30-month stay for the 200 and 300mg tablets will expire on 11 January 2011 and the stay for the 400mg tablet will expire on 23 January 2011.

AstraZeneca has full confidence in and will vigorously defend and enforce its intellectual property protecting Seroquel.

Sales and marketing practices

In May 2008, the State of Arkansas filed suit against AstraZeneca seeking compensation for costs incurred by the State for the treatment of Medicaid and other public assistance beneficiaries who allegedly developed diabetes, hyperglycemia and other conditions as a result of using Seroquel without adequate warning. In addition, the lawsuit seeks reimbursement of payments made by the Arkansas Medicaid program for prescriptions that relate to so-called "non-medically accepted indications" of Seroquel.

Average wholesale price class action litigation
As previously disclosed, the average wholesale price (AWP) case filed by the Alabama Attorney General was tried in Circuit Court in Montgomery, Alabama from 11 February to 21 February 2008. The trial resulted in a jury verdict against AstraZeneca on the State's claims of fraudulent concealment and misrepresentation, and an award of compensatory damages of $40 million and punitive damages of $175 million.  On 9 June, the trial court held a hearing on AstraZeneca’s request for post-trial relief and reduced the punitive damage award, as required by statute, to $120 million.  AstraZeneca has filed an appeal with the Alabama Supreme Court and will seek to have the entire judgement reversed.

Congressional investigations

As previously disclosed, AstraZeneca, along with several other manufacturers, has received letters from the Committee on Oversight and Government Reform of the US House of Representatives as part of the Committee’s ongoing oversight of the pharmaceutical industry’s research and marketing practices. The Committee has requested that AstraZeneca provide clinical and marketing information, and information regarding scientific journal reprints relating to Seroquel. AstraZeneca also received letters from the Finance Committee of the US Senate requesting information regarding AstraZeneca’s payments to certain identified physicians and their prescribing information related to Seroquel. In addition, the Finance Committee has requested sales and marketing information regarding the use of Seroquel in nursing homes. The Finance Committee has also requested information regarding use of a third party company for certain aspects of clinical studies and publications related to Seroquel.  AstraZeneca also received a request to provide information regarding AstraZeneca’s transparency efforts in certain business areas. AstraZeneca is co-operating with both Committees.

Drug importation anti-trust litigation
As previously disclosed, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging that AstraZeneca Pharmaceuticals LP and numerous other pharmaceutical manufacturers conspired to prevent American consumers from purchasing prescription drugs from Canada and also conspired to set the price of drugs sold in California at or above the Canadian sales price for those same drugs.  In December 2006, the Court granted the defendants’ motion for summary judgement and the case was subsequently dismissed.  Plaintiffs appealed that decision to the Court of Appeal of the State of California.  In July 2008, the Court of Appeal of the State of California affirmed the lower Court’s decision.

AstraZeneca denies the material allegations in the California action and is vigorously defending this matter.

Employment-wage/hour litigation
As previously disclosed, AstraZeneca is defending against three putative class action lawsuits alleging violations of state wage and hour laws, particularly those laws governing the classification of sales representatives for purposes of overtime pay.  In June 2008, the US District Court, Central District of California, granted summary judgement in favour of AstraZeneca, dismissing all claims filed by the named plaintiff, Marc Brody, and finding the motion for class certification to be moot.   Similar motions are pending in the remaining two cases.

Pain pump litigation
In February-June 2008, seventeen lawsuits were filed, in US District Courts (Arizona, Indiana, Oregon, Colorado, Northern District of Alabama, Minnesota and the Eastern District of New York) and state courts in Colorado and Indiana, naming AstraZeneca LP, AstraZeneca Pharmaceuticals LP and Zeneca Holdings Inc. as defendants.    AstraZeneca has removed the state cases to federal court.  All of the complaints claim that the use of Marcaine, Sensorcaine, Xylocaine and/or Naropin, with or without epinephrine, in pain pumps that were implanted into patients shoulder joints in connection with arthroscopic surgery, caused chondrolysis, which is the complete or near complete loss of cartilage in the joint.

Rights to market Sensorcaine, Xylocaine and Naropin in the US were sold to Abraxis Bioscience Inc. (Abraxis) in June 2006 but some of these lawsuits may be a retained liability under the terms of the Asset Purchase Agreement with Abraxis.  Other named defendants are manufacturers and distributors of bupivacaine and other pain products (including Abraxis), the pain pump manufacturers and in some cases the surgeons.

In May 2008 plaintiffs in Oregon and Indiana filed motions to consolidate the pain pump cases for discovery under the Multi-District Litigation (MDL) process.  All of the defendants are opposing the MDL consolidation.  A hearing on the MDL application will take place on 31 July 2008 before the Joint Panel on Multi-district Litigation.

Tax litigation
As previously disclosed, AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world, and in some cases is in dispute with the tax authorities. In one such case, the Group and Her Majesty's Revenue & Customs (HMRC) have made a joint referral to the UK Court in respect of transfer pricing for the years 1996 to date as there continues to be a material difference between the Group's and HMRC's positions. This issue is likely to be resolved by litigation commencing in early summer 2009. We believe that AstraZeneca has adequately provided for its transfer pricing audits, disputes and the joint referral in the UK. We will continue to keep the provision under review.

5      ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS

Introduction

In 1982, Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide for:

•	Annual contingent payments.
•	A payment to Merck in the event of a business combination between Astra and a third party in order for Merck to relinquish certain claims to that third party’s products.
•	Termination arrangements which, if and when triggered, cause Merck to relinquish its interests in AstraZeneca’s products and activities.

Further details are set out in the 2007 Annual Report and Form 20-F Information.

Payment made on 17 March 2008
On 17 March, under the termination arrangements included in the Agreements, AstraZeneca made a net cash payment to Merck of approximately $2.63 billion.  This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products including Pulmicort, Rhinocort, Symbicort and Toprol-XL.  Consequently AstraZeneca no longer has to pay contingent payments on these products to Merck and has obtained the ability to fully exploit these products and to fully exploit other opportunities in the Respiratory therapy area that AstraZeneca was previously prevented from doing by Merck’s interests in these products.  Intangible assets aggregating to $994 million have been recognised in respect of these acquired product rights and these are being amortised over various periods giving rise to an annual expense of approximately $60 million per annum.  Approximately $50 million of this amortisation relates to relief from contingent payments, and will be charged to Cost of Goods Sold (COGS), with the balance related to the Respiratory therapy area, which will be charged to SG&A.  For the purposes of calculating Core financial measures, the Company will exclude only the amortisation expense related to therapy area intangibles (i.e. that charged to SG&A) from the Core financial measures calculations.

The balance of the net payment made on 17 March represents payments on account for the product rights that will be acquired in the event that the First Option and the Second Option (see below) are exercised by AstraZeneca.  Intangible assets aggregating to $1,656 million have been recognised.  These balances are not subject to amortisation until each of the options is exercised and the related products rights are acquired.  Should it become probable that the First Option will not be exercised, all the payments on account will be expensed immediately. If after the First Option has been exercised it becomes probable that the Second Option will not be exercised, the payments on account for the product rights to be acquired under the Second Option will be expensed immediately.

Further optional payments
AstraZeneca has the right in 2010 to acquire Merck’s interests in all the products still covered by the Agreements other than Prilosec and Nexium for $647 million (“the First Option”).  These products comprise marketed products (Entocort, Atacand, Plendil, Lexxel) and products still in development (including AZD6140, AZD3355, AZD0328 and AZD2327).   If the First Option is exercised, AstraZeneca will no longer have to pay contingent payments on these products to Merck and will obtain the ability to fully exploit these products and to fully exploit other opportunities in the Cardiovascular and Neuroscience therapy areas that AstraZeneca was previously prevented from doing by Merck’s interests in these products.  If the First Option is exercised, this will give rise to an additional amortisation expense in the range of $15 to $50 million per annum charged to COGS, the precise amount dependent upon the launch status of the covered pipeline compounds, and an additional charge to SG&A of around $60 million.

Provided that the First Option is exercised, AstraZeneca may exercise a further option (“the Second Option”) two years later (or in 2017, or if combined annual sales of the two products fall below a minimum amount) which will end the contingent payments in respect of Nexium and Prilosec and effectively end AstraZeneca’s relationship with and obligations to Merck (other than some residual manufacturing arrangements).  The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec and Nexium as determined at the time of exercise.  If the Second Option is exercised then amortisation related to the ability to exploit opportunities in the Gastrointestinal therapy area will commence, in the amount of $15 million per annum (charged to SG&A), as well as an as yet indeterminable amount of amortisation related to relief from contingent payments.

The intangible assets relating to purchased product rights and the intangible assets relating to payments on account will be subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed.

6      HALF YEAR TERRITORIAL SALES ANALYSIS

			% Growth
	1st Half 2008 $m	1st Half 2007 $m	Actual	Constant Currency
US	6,527	6,502	-	-
Canada	659	528	25	10
North America	7,186	7,030	2	1
Western Europe**	5,011	4,462	12	-
Japan	896	734	22	7
Other Established ROW	406	310	31	15
Established ROW*	6,313	5,506	15	2
Emerging Europe	609	494	23	8
China	288	201	43	32
Emerging Asia Pacific	414	356	16	13
Other Emerging ROW	823	652	26	18
Emerging ROW	2,134	1,703	25	16
Total Sales	15,633	14,239	10	3

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the half year, Western Europe sales growth excluding Synagis would be 10 percent on an actual basis and -2 percent on a constant currency basis.

7      SECOND QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	2nd Quarter 2008 $m	2nd Quarter 2007 $m	Actual	Constant Currency
US	3,126	3,268	(4)	(4)
Canada	337	274	23	10
North America	3,463	3,542	(2)	(3)
Western Europe**	2,606	2,262	15	1
Japan	518	403	29	10
Other Established ROW	216	177	22	7
Established ROW*	3,340	2,842	18	2
Emerging Europe	322	248	30	13
China	155	109	42	29
Emerging Asia Pacific	210	187	12	11
Other Emerging ROW	466	345	35	26
Emerging ROW	1,153	889	30	20
Total Sales	7,956	7,273	9	2

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the second quarter, Western Europe sales growth excluding Synagis would be 14 percent on an actual basis and -1 percent on a constant currency basis.

8      HALF YEAR PRODUCT SALES ANALYSIS

	World				US
	1st Half 2008 $m	1st Half 2007 $m	Actual Growth %	Constant Currency Growth %	1st Half 2008 $m	Actual Growth %
Gastrointestinal:
Nexium	2,561	2,620	(2)	(7)	1,490	(13)
Losec/Prilosec	542	577	(6)	(15)	99	(14)
Others	41	40	3	(5)	12	(8)
Total Gastrointestinal	3,144	3,237	(3)	(8)	1,601	(13)
Cardiovascular:
Crestor	1,688	1,306	29	22	768	10
Seloken/Toprol-XL	396	901	(56)	(59)	135	(80)
Atacand	734	614	20	9	131	2
Tenormin	157	151	4	(6)	9	(10)
Zestril	124	156	(21)	(28)	8	(38)
Plendil	136	139	(2)	(10)	11	(45)
Others	143	141	1	(9)	1	-
Total Cardiovascular	3,378	3,408	(1)	(8)	1,063	(31)
Respiratory:
Symbicort	989	768	29	16	101	237
Pulmicort	794	721	10	6	526	11
Rhinocort	172	187	(8)	(12)	100	(20)
Oxis	38	46	(17)	(28)	-	-
Accolate	37	38	(3)	(5)	26	(7)
Others	88	82	6	(4)	-	-
Total Respiratory	2,118	1,842	15	7	753	15
Oncology:
Arimidex	920	831	11	4	384	13
Casodex	674	641	5	(4)	144	(3)
Zoladex	565	524	8	(2)	35	(22)
Iressa	125	113	11	2	3	(40)
Ethyol	20	8	n/m	n/m	20	n/m
Others	199	174	14	6	83	4
Total Oncology	2,503	2,291	9	1	669	7
Neuroscience:
Seroquel	2,162	1,886	15	10	1,435	8
Local anaesthetics	309	269	15	3	20	(9)
Zomig	221	213	4	(4)	90	1
Diprivan	144	125	15	5	20	5
Others	30	27	11	4	6	-
Total Neuroscience	2,866	2,520	14	8	1,571	7
Infection and Other:
Synagis	600	16	n/m	n/m	488	n/m
Merrem	439	372	18	9	90	29
FluMist	-	-	n/m	n/m	-	n/m
Other Products	113	140	(19)	(23)	56	(20)
Total Infection and Other	1,152	528	119	111	634	346
Aptium Oncology	196	200	(2)	(2)	196	(2)
Astra Tech	276	213	30	17	40	48
Total	15,633	14,239	10	3	6,527	-

9      SECOND QUARTER PRODUCT SALES ANALYSIS

	World				US
	2nd Quarter 2008 $m	2nd Quarter 2007 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2008 $m	Actual Growth %
Gastrointestinal:
Nexium	1,323	1,312	1	(4)	754	(12)
Losec/Prilosec	290	298	(3)	(13)	52	(15)
Others	21	20	5	(5)	6	-
Total Gastrointestinal	1,634	1,630	-	(6)	812	(12)
Cardiovascular:
Crestor	916	678	35	27	415	18
Seloken/Toprol-XL	206	457	(55)	(58)	71	(79)
Atacand	388	318	22	10	69	10
Tenormin	87	80	9	(3)	4	(20)
Zestril	65	76	(14)	(24)	4	(20)
Plendil	70	74	(5)	(14)	5	(62)
Others	75	72	4	(8)	-	-
Total Cardiovascular	1,807	1,755	3	(5)	568	(27)
Respiratory:
Symbicort	518	414	25	12	57	90
Pulmicort	383	320	20	14	251	24
Rhinocort	92	95	(3)	(8)	51	(18)
Oxis	21	23	(9)	(22)	-	-
Accolate	19	19	-	(5)	14	-
Others	45	40	10	-	-	-
Total Respiratory	1,078	911	18	9	373	21
Oncology:
Arimidex	490	430	14	6	201	13
Casodex	358	331	8	(2)	78	4
Zoladex	310	275	13	1	19	(17)
Iressa	67	61	10	-	1	(50)
Ethyol	6	8	n/m	n/m	6	n/m
Others	107	90	19	8	43	5
Total Oncology	1,338	1,195	12	2	348	6
Neuroscience:
Seroquel	1,112	963	15	11	733	8
Local anaesthetics	171	143	20	6	12	(14)
Zomig	114	106	8	(1)	46	10
Diprivan	76	66	15	3	9	(10)
Others	15	15	-	(7)	3	(25)
Total Neuroscience	1,488	1,293	15	9	803	7
Infection and Other:
Synagis	81	16	n/m	n/m	32	n/m
Merrem	226	194	16	7	44	26
FluMist	-	-	n/m	n/m	-	n/m
Other Products	58	66	(12)	(17)	27	(16)
Total Infection and Other	365	276	33	25	103	49
Aptium Oncology	98	102	(4)	(4)	98	(4)
Astra Tech	148	111	33	19	21	50
Total	7,956	7,273	9	2	3,126	(4)

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of third quarter and nine months 2008 results	30 October 2008
Announcement of fourth quarter and full year 2008 results	29 January 2009

DIVIDENDS

The record date for the first interim dividend payable on 15 September 2008 (in the UK, Sweden and the US) is 8 August 2008.  Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 6 August 2008.  ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, Inc. and ONGLYZA™, a trademark of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and
Transfer Office
The AstraZeneca Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
UK
Tel (freephone in UK):
0800 389 1580
Tel (outside UK):
+44 (0)121 415 7033
Depositary for ADRs JPMorgan Chase Bank JPMorgan Service Center PO Box 3408 South Hackensack NJ 07606-3408 US Tel (toll free in US): 888 697 8018 Tel: +1 (201) 680 6630	Registered Office 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000	Swedish Securities Registration Centre VPC AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This half-yearly financial report  contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted.  The forward-looking statements reflect knowledge and information at the date of preparation of the half-yearly financial report and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the risk of expiration or early loss of patents (including patents covering competing products), marketing exclusivity or trademarks, the risk of patent litigation, failure to obtain patent protection, the impact of fluctuations in exchange rates, our debt-funding arrangements, risks relating to owning and operating a biologics and vaccines business, competition, price controls and price reductions, taxation, the risk of substantial product liability claims, the performance of new products, environmental/occupational health and safety liabilities, the development of our business in emerging markets, product counterfeiting, the risk of adverse outcome of litigation and/or government investigations and risk of insufficient insurance coverage, the difficulties of obtaining and maintaining regulatory approvals for new products, the risk of failure to observe continuing regulatory oversight, the risk that R&D will not yield new products that achieve commercial success, the risk that acquisitions and strategic alliances formed as part of our externalisation strategy may be unsuccessful, the risk of reliance on third parties for supplies of materials and services, the risk of failure to manage a crisis, the risk of delay to new product launches, information technology and outsourcing, risks relating to productivity initiatives and reputation.

Item 7

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 July 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,453,398,448 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,453,398,448.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
31 July 2008